Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company has nine wholly-owned subsidiaries at July 29, 2023. Village Super Market of PA, LLC is organized under the laws of Pennsylvania. Village Super Market of NJ, LP, Hanover and Horsehill Development, LLC, Greater Morristown Restaurant, LLC, VSM New Markets, LLC, Delilah Properties LLC, Fire Brands Innovation LLC, Washington Asbury LLC, Village Galloway Shopping Center LLC, Route 31 South RNR Partners LLC, Hillsborough RB LLC, Village Galloway Two LLC, Village Old Bridge LLC, Village Vineland 3600 Landis LLC, Village Jake Brown LLC and 501 East Jimmie Leeds Road LLC are organized under the laws of New Jersey. Village Super Market of Maryland, LLC is organized under the laws of Maryland. Village Super Market of NY, LLC, VSM Gourmet, LLC, VSM NY Holdings LLC, VSM NY Distribution Center LLC and VSM NY LLC are organized under the laws of New York.

The financial statements of all subsidiaries are included in the Company’s consolidated financial statements.